August 2, 2024

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn:	Ronald E. Alper Pam Long

Re: HCM II Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 19, 2024
File No. 333-280283

Dear Mr. Alper and Ms. Long:

HCM II Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 31, 2024, regarding our Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on July 19, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Disclosure changes have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 19, 2024

General

1.	We note your responses to prior comments 3 and 4. Regarding the expressions of interest by non-managing sponsor investors described on the cover page and elsewhere, we note that:

•
you disclose that the non-managing sponsor investors have expressed an interest in indirectly purchasing, through the purchase of non-managing sponsor membership interests, 3.5 million of the 6.85 million private warrants to be issued at closing at price of $1.00 per warrant. Since the private warrants will be indirectly purchased from the sponsor’s private warrants, please also directly compare the 3.5 million to the sponsor’s 5 million private warrants, amounting to 70% of the sponsor’s private warrants.

The Company respectfully acknowledges the Staff’s comment and notes that it has revised its disclosure to clarify that the non-managing sponsor membership interests representing 3.5 million private placement warrants will constitute 81.9% of the sponsor's 4,275,000 private placement warrants (whether or not the underwriter's over-allotment option is exercised). The Company has revised the disclosure on the cover page and pages 21, 62, 141 and 144 of the Registration Statement.

•
you state that, subject to the non-managing sponsor investors indirectly purchasing the private warrants in which it has expressed an interest through the purchase of nonmanaging sponsor membership interests, the sponsor will issue membership interests at a nominal purchase price reflecting interests in 2.8 million (amounting to approximately 65% if the over-allotment option is not exercised) of the founder shares held by the sponsor. To help investors better understand the interests expressed by the non-managing sponsor investors, please clarify why this is described as a separate investment in the sponsor by the non-management sponsor investors and not as a single investment in a sponsor membership interest that represents 81% of the sponsor’s warrants and 65% of its founder shares. Please also clarify whether the 2.8 million shares assumes that the over-allotment option is or is not exercised and explain whether it would be adjusted depending upon such exercise. In this regard, we note that up to 750,000 shares may be forfeited by the sponsor to the extent the overallotment option is not exercised.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 1, 15, 21, 23, 62, 141-142, and 144 of the Registration Statement. The Company notes for the Staff's consideration that the non-managing sponsor membership interests representing private placement warrants will constitute 3.5 million private placement warrants or 81.9% of the sponsor's 4,275,000 private placement warrants (whether or not the underwriter's over-allotment option is exercised) and the non-managing sponsor membership interests representing Class B ordinary shares will constitute 48.7% of the Class B ordinary shares held by the sponsor (or 2,800,000 Class B ordinary shares assuming that the underwriters' over-allotment option is exercised in full).   Because the quantum of underlying private placement warrants is a fixed number, whether or not the underwriter's allotment is exercised, and the quantum of underlying Class B ordinary shares is a fixed percentage of the sponsor's Class B ordinary shares, whether or not the underwriter's allotment is exercised, we believe that the presentation in the Registration Statement as two separate investments by the non-managing sponsor members provides clarity to investors and reflects the contractual arrangements among the parties.

•
you state that the non-managing sponsor investors have expressed an interest in purchasing up to $226,118,030 of units in the public offering. Please clarify whether the purchase of the non-managing sponsor membership interests is contingent or related in any way to the purchase of these public units in the offering.

The Company respectfully acknowledges the Staff’s comment and confirms that the purchase of the non-managing sponsor membership interests is not contingent on the purchase of these public units in the offering.  The Company has revised the disclosure on the cover page and pages 23, 142, and 180 of the Registration Statement.

•
you state that the private placement warrants in which the non-managing sponsor investors have expressed an interest are subject to a lock-up, but that they will not be subject to a lock-up or any transfer restrictions on the Class A shares they may purchase in the offering. Please clarify, if true, that they also would not be subject to any lock-up or transfer restrictions on the warrants that are included in the units you are offering.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on the cover page and pages 21, 62, 141, and 144 of the Registration Statement.

•
you use the terms “founder shares” and “Class B shares” interchangeably. Please revise to use a consistent term.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure throughout the Registration Statement.

We thank the Staff very much for its review of the foregoing and the Registration Statement. If you have questions or further comments, please feel free to contact our counsel, Kevin E. Manz, Esq., by telephone at 212-556-2133.

Sincerely,

HCM II Acquisition Corp.

/s/ Shawn Matthews
Shawn Matthews
Chief Executive Officer

cc: Kevin E. Manz, Esq.